Exhibit 99.4

Star Equity Issues Open Letter to Board of Superior Drilling Products

Believes Change is Necessary to Create Shareholder Value

Nominates Two Directors for Election at 2022 Annual Meeting

Old Greenwich, CT – May 10, 2022 – Star Equity Fund, LP and affiliates (“Star Equity”, “we”, “our”), a shareholder of Superior Drilling Products, Inc. (NYSE American: SDPI) (“SDPI” or the “Company”), issued today an open letter to SDPI’s Board of Directors (the “Board”).

Dear Members of the Board:

Star Equity is a significant shareholder of Superior Drilling Products, Inc., owning as a group approximately 6.7% of the Company’s outstanding shares. We trust the Board shares our goals of maximizing value for all SDPI shareholders and creating a thriving, well-regarded Company where customers, employees, and shareholders all benefit from its products, services, and overall presence in the marketplace.

We strongly believe to best achieve these goals SDPI should become part of a larger entity. The most likely way for this to happen would be for SDPI to sell itself to a larger company. The Company could also pursue a merger of equals or allow a larger private company to go public via a reverse merger into SDPI. Alternatively, SDPI could be taken private if none of these options materialize. We strongly believe all these strategic options should be considered by the Board and pursued with a sense of urgency. Remaining a small public company is a poor outcome for shareholders due to the Company’s microcap status and its high SG&A expenses, including management compensation and public-company costs, as a percentage of revenue.

In addition to evaluating all options for creating shareholder value, the Company should also improve its corporate governance. We believe good corporate governance will lead to a better valuation for the stock as well as make SDPI more attractive to potential M&A partners. Our specific recommendations to improve corporate governance are:

1)	Declassify the Board

Please reference the presentation we sent highlighting the trends and benefits of declassifying the Board. In summary, there has been an overwhelming trend toward board declassification over the last several decades and studies have shown a correlation between classified boards and lower market values.

2)	Remove Supermajority Vote Requirement

As noted by ISS in their 2019, 2020, and 2021 reports on SDPI, the Board has not removed the supermajority vote requirement to enact certain changes to the charter and classified board, which adversely impacts shareholder rights. Importantly, ISS recommended a “WITHHOLD” vote on the all the Company’s nominees at the each of SDPI’s previous three annual meetings due to the Company’s failure to remove this anti-shareholder provision.

3)	Appoint an Independent Board Chair

ISS and Glass Lewis, as well as other respected thought leaders, increasingly support separating the roles of Board Chair and CEO.

4)	Pay Off the Tronco Loan

Related party transactions and conflicts of interest like the Tronco Loan make any company less attractive to potential new shareholders and potential M&A partners. This matter is especially true for a microcap company like SDPI. In addition to creating confusion and making SDPI less attractive, the Company announced on July 31, 2019 that it was restating its 2017 and 2018 financials following an investigation by the SEC and the Company’s auditors of the Tronco Loan and SDPI’s accounting treatment thereof, resulting in a full reserve taken against this significant asset of the Company. The accounting and legal fees spent on this matter are a waste of corporate funds in addition to being a distraction and making the company less attractive to potential new shareholders and M&A partners. We strongly encourage the Meiers to pay off the Tronco Loan as quickly as possible to remove this overhang on the Company.

5)	Reduce Compensation as a Percentage of EBITDA

In recent years, the compensation of SDPI’s Named Executive Officers (NEOs) has far exceeded its EBITDA, leaving relatively little left over for shareholders. We understand this is due in part to the Company’s small size and the industry downturn experienced in recent years, lending further credence to the idea that SDPI should become part of a larger entity or taken private. Until either of those occurs, however, NEO compensation should be restructured. ISS, in its 2019 report, recommended a “WITHHOLD” vote on director James Lines saying the Company’s compensation structure wasn’t adequately performance oriented and shouldn’t be discretionary, among other criticisms. At the Company’s 2020 Annual Meeting, Glass Lewis recommended an “AGAINST” vote on the Company’s compensation proposal citing “excessive compensation”, while both ISS and Glass Lewis opposed the Company’s triennial say on pay vote frequency.

6)	Refresh the Board

SDPI has not added a new person to its board since 2016. In reviewing the 2019 annual meeting, the last year its 2022 nominees Annette Meier, Co-Founder and COO, and James Lines, Independent Director, ran for re-election, ISS recommended a “WITHHOLD” vote on Anette Meier due to “a lack of independence.” We believe only one of the Meiers should serve on the Board. Most public companies have only one member of management on the board and SDPI has two, which is considered poor corporate governance—especially so on a five-person Board. Also, we believe Robert Iversen should resign from the Board. His historical involvement in Tronco and his continued presence on the SDPI board since the IPO reinforce the Board’s lack of independence. In addition, we analyzed the election results from the last three years and roughly one-third of the non-affiliated shareholders each year voted to “WITHHOLD” for the incumbents, an unusually high number and indicative of significant shareholder discontent – discontent that needs to be addressed by the Board.

We have great respect for the Meiers as engineers, innovators, and entrepreneurs and believe in the Company’s products and value proposition. We believe, however, its microcap status and poor corporate governance have held SDPI back from realizing its full potential as a company. To that end, we have nominated two highly qualified nominees for election at the Company’s 2022 Annual Meeting of Shareholders who will act in the best interests of all shareholders.

We urge the Board to promptly consider these recommendations and believe they would help improve shareholder rights and shareholder value.

Sincerely,

Jeff Eberwein

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Star Equity Fund, LP (“Star Equity Fund”), together with the other participants named herein (collectively, “Star Equity”), intends to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2022 annual meeting of stockholders of Superior Drilling Products, Inc., a Utah corporation (the “Company”).

STAR EQUITY STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are anticipated to be Star Equity Fund, Star Equity Fund GP, LLC (“Star Equity Fund GP”), Star Value, LLC (“Star Value”), Star Equity Holdings, Inc. (“Star Equity Holdings”), Star Investment Management, LLC (“Star Investment Management”), Jeffrey E. Eberwein, BaShara (Bo) Boyd, and Robert G. Pearse.

As of the date hereof, Star Equity Fund beneficially owns directly 350,000 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”). Star Equity Fund GP, as the general partner of Star Equity Fund, may be deemed to beneficially own the 350,000 shares of Common Stock owned directly by Star Equity Fund. Star Value, as the sole member of Star Equity Fund GP, may be deemed to beneficially own the 350,000 shares of Common Stock owned directly by Star Equity Fund. Star Equity Holdings, as a limited partner of Star Equity Fund, parent of Star Value, and sole member of Star Investment Management, may be deemed to beneficially own the 350,000 shares of Common Stock owned directly by Star Equity Fund. Star Investment Management, as the investment manager of Star Equity Fund, may be deemed to beneficially own the 350,000 shares of Common Stock owned directly by Star Equity Fund. Mr. Eberwein beneficially owns directly 1,550,000 shares of Common Stock and, as the manager of Star Equity Fund GP and Star Investment Management, may be deemed to also beneficially own the 350,000 shares of Common Stock owned directly by Star Equity Fund. As of the date hereof, neither Ms. Boyd nor Mr. Pearse beneficially owns any Common Stock.

About Star Equity Fund, LP

Star Equity Fund, LP is an investment fund managed by Star Equity Holdings, Inc. Star Equity Fund seeks to unlock shareholder value and improve corporate governance at its portfolio companies.

About Star Equity Holdings, Inc.

Star Equity Holdings, Inc. is a diversified holding company with three divisions: Healthcare, Construction, and Investments.

For more information contact:
Star Equity Fund, LP	The Equity Group
Jeffrey E. Eberwein	Lena Cati
Portfolio Manager	Vice President
203-489-9501	212-836-9611
jeff.eberwein@starequity.com	lcati@equityny.com